

03053053

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 41532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 01, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ridgewood Capital Funding, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

236 West 27th Street
(No. and Street)

New York	New York	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Potter — 212 399 6688
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Co. Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane Suite 1003	New York	New York	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Potter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ridgewood Capital Funding, Inc, as of June 30, 2003, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President
Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 07



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIDGEWOOD CAPITAL FUNDING, INC.
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
WITH
SUPPLEMENTARY REPORT OF
INDEPENDENT PUBLIC ACCOUNTANT

JUNE 30, 2003


SEC MAIL PROCESSING
RECEIVED
OCT 0 1 2003
WASH. D.C.
155
SECTION

RIDGEWOOD CAPITAL FUNDING, INC.

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2003

CONTENTS

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT ACCOUNTANTS' REPORT

To the Stockholders of
Ridgewood Capital Funding, Inc.

We have audited the accompanying statement of financial condition of Ridgewood Capital Funding, Inc. (the "Company") as of June 30, 2003 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgewood Capital Funding, Inc. at June 30, 2003 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
September 29, 2003

RIDGEWOOD CAPITAL FUNDING, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

ASSETS		
Cash	$	14,735
Due from officer		110
TOTAL ASSETS	$	14,845
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses		8,530
Commitments and contingencies (Note 3)		
Stockholders' equity		
Common stock, without par value, authorized 5,000 shares, issued and outstanding 4,300 shares		12,500
Additional paid-in-capital		51,968
Accumulated deficit		(58,153)
Total Stockholders' Equity		6,315
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	14,845

The accompanying notes are an integral part of these financial statements.

RIDGEWOOD CAPITAL FUNDING, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2003

Revenues		
Consulting fees	$	7,500
Interest income		30
(Loss) on sale of securities		260
Total Revenues		7,790
Expenses		
Professional fees		9,500
Regulatory fees		510
Other		6,222
Total Expenses		16,232
(Loss) before provision for income taxes		(8,442)
Provision for income taxes		-
Net loss	$	(8,442)

The accompanying notes are an integral part of these financial statements.

RIDGEWOOD CAPITAL FUNDING, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2003

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	(Deficit)	Totals
Balances at July 1, 2002	4,300	$ 12,500	$ 51,968	$ (49,711)	$ 14,757
Net loss	-	-	-	(8,442)	(8,442)
Balances at June 30, 2003	4,300	$ 12,500	$ 51,968	$ (58,153)	$ 6,315

The accompanying notes are an integral part of these financial statements.

RIDGEWOOD CAPITAL FUNDING, INC.

STATEMENT OF CASH FLOWS

FOR YEAR ENDED JUNE 30, 2003
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(8,442)
Gain on sale of securities		(260)
Changes in operating assets and liabilities:		
Due to/from officer		(3,110)
Accrued expenses		8,530
Total adjustments		5,160
NET CASH USED BY OPERATING ACTIVITIES		(3,282)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Sale of securities		3,560
NET CASH PROVIDED BY INVESTING ACTIVITIES		3,560
NET INCREASE IN CASH		278
CASH		
Beginning of year		14,457
End of year	$	14,735

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

The Company was incorporated on January 10, 1989 under the name Lawrence Field Distributors, Inc. On May 25, 1990, as a result of a change in ownership, the Company's name was changed to Ridgewood Capital Funding, Inc.

Nature of Business

The Company is a member of the National Association of Securities Dealers and conducts a securities business limited to participating in underwritings, including private placements and limited partnerships, on a best efforts basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions and related income and expenses are recorded on a trade date basis. Commission revenues are recorded on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company applies the policies of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires use of the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Note 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Comprehensive Income

Effective July 1, 1999 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's statement of financial condition, operations, changes in stockholders' equity and cash flows since the Company's comprehensive income is the same as its reported net income for the period July 1, 2002 through June 30, 2003.

Related Party Transactions

An affiliate owned by the President of the Company has agreed to pay office and administrative expenses including audit, accounting, rent, telephone and secretarial fees for the Company for the year ending June 30, 2003. The Company is dependent upon this affiliate for continued financial support.

NOTE 3- COMMITMENTS AND CONTINGENCIES

Litigation - Subsequent Event

In September, 2003 the Company, its president and an affiliate owned by its President became defendants in a complaint relating to non-payment of legal fees. Management of the Company believes that due to its current financial condition any unfavorable outcome in this case may have a material adverse effect on the financial condition, results of operations or cash flows and may require the Company to obtain additional capital to remain in compliance with minimum net capital requirements.

NOTE 3- COMMITMENTS AND CONTINGENCIES (continued)

Office Space

Office space is currently provided by a Company owned by the President of the Company at no charge to the Company.

NOTE 4- NET CAPITAL REQUIREMENTS:

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires that net capital, as defined, be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined, so long as the Company continues to be an Introducing Broker. Net capital changes from day to day, but as of June 30, 2003, the Company had net capital of $6,205 which exceeded requirements by $1,205. The Company's aggregate indebtedness to net capital ratio was 1.37 to 1.

NOTE 5- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Note 6- INCOME TAXES

The provision (benefit) for income taxes consisted of the following:

Current:		
Federal	$	(2,000)
State		-
Deferred:		
Federal		2,000
State		-
	$	-

A reconciliation of differences between the statutory U.S. federal income tax rate and the Company's effective tax rate follows:

Stautory federal income tax	34%
State income tax-net of federal benefit	-
Valuation allowance	-34%
	0%

Note 6- INCOME TAXES (continued)

The components of deferred tax assets and liabilities were as follows (in thousands):

Deferred tax assets:		
Net operating loss carryforward	$	16,000
Total deferred tax assets		16,000
Valuation allowance		(16,000)
Net deferred tax assets	$	-

SFAS No, 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At June 30, 2003, a valuation allowance for the full amount of the net deferred tax asset was recorded because of continuing losses and uncertainties as to the amount of taxable income that would be generated in future years.

The Company has available at June 30, 2003, capital loss and operating loss carryforwards, which may provide future tax benefits, expiring as follows:

		Capital loss		Operating loss
2006	$	4,000	$	-
2007		-		20,000
2012		-		6,000
2018		-		4,000
2019		-		1,000
2020		-		4,000
2022		-		1,000
2023		-		8,000
	$	4,000	$	44,000

ADDITIONAL INFORMATION

RIDGEWOOD CAPITAL FUNDING, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2003

NET CAPITAL:		
Stockholders' equity		$ 6,315
Less: Non-allowable assets and deductions:		
Due from officer	$ 110	
		110
NET CAPITAL		$ 6,205
AGGREGATE INDEBTEDNESS		$ 8,530
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$ 569
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 5,000
EXCESS NET CAPITAL ($6,205 - $5,000)		$ 1,205
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 8,530 / $ 6,205	137.47%

RIDGEWOOD CAPITAL FUNDING, INC.

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2003

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)		$ 11,868
Audit adjustments resulting in a:		
Decrease in non allowable assets	$ 704	
Increase in net loss	(6,367)	(5,663)
NET CAPITAL, per audit		$ 6,205

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

The Stockholders of
Ridgewood Capital Funding, Inc.

In planning and performing our audit of the financial statements of Ridgewood Capital Funding, Inc. (the "Company") for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ridgewood Capital Funding, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
September 29, 2003